Exhibit 99.2

SPOTIFY TECHNOLOGY S.A.
C/O SPOTIFY USA INC.
150 GREENWICH ST, 63RD FL
NEW YORK, NY 10007

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on December 5, 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on December 5, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V80616-S24475 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SPOTIFY TECHNOLOGY S.A.

The Board of Directors recommends you vote FOR proposal 1:

1. Elect two additional members of the Board of Directors, effective January 1, 2026, for a term ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2025.

Nominees:	For	Against	Abstain
1a. Mr. Alex Norström (B Director)	☐	☐	☐
1b. Mr. Gustav Söderström (B Director)	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V80617-S24475

SPOTIFY TECHNOLOGY S.A.
Extraordinary General Meeting
December 10, 2025
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Guy Harles and Mr. Alexandre Gobert, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of SPOTIFY TECHNOLOGY S.A. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting to be held at 4:00 PM (Luxembourg Time), on December 10, 2025, at Arendt House, 41A Avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side